First Midwest Bancorp, Inc.

2009 Annual

Stockholders Meeting

May 20, 2009

Welcome
And Opening Remarks



Michael L. Scudder

President and CEO

Items Of Business

I. Election of Directors

II. Appointment of Independent Auditors

III. Approval of Amendments to Stock and Incentive Plan

IV. Advisory Vote on Executive Compensation

Matters Of Record

- March 23, 2009 Record Date

- Certified List of Stockholders

- No Stockholder Nominations or Proposals Filed



Items Of Business

Continuing Directors

Serving Until 2010

Brother James Gaffney, FSC

President
Lewis University
(Independent Private Institution of Higher Education)

John L. Sterling

President and Owner
Sterling Lumber Company
(Lumber Distributor)

J. Stephen Vanderwoude

Retired Chairman and CEO
Madison River Communications
(Operator of Rural Telephone Companies)

Serving Until 2011

John F. Chlebowski, Jr.

Retired President and CEO
Lakeshore Operating Partners, LLC
(Bulk Liquid Distribution Firm)

Thomas M. Garvin

Retired President and CEO
G.G. Products Company
(Food Business Acquirer)

John E. Rooney

President and CEO
U.S. Cellular Corporation
(Cellular Communications Provider)

Ellen A. Rudnick

Executive Director
Michael Polsky Center for Entrepreneurship
University of Chicago Booth School of Business
(Graduate School of Business)

Vote For Director Nominees
To Serve Until 2012

Barbara A. Boigegrain

General Secretary and CEO
General Board of Pension and Health Benefits
Of The United Methodist Church
(Pension, Health and Welfare Benefit Trustee
and Administrator)

Director Since: 2008
Committee(s): Audit and Compensation

Bruce S. Chelberg

Retired Chairman and CEO
Whitman Corporation
(Diversified Multinational Holding Company)

Director Since: 1989
Committee(s): Audit and Nominating and
Corporate Governance

Joseph W. England

Retired Senior Vice President
Deere & Company
(Mobile Power Equipment Manufacturer)

Director Since: 1986
Committee(s): Audit

Patrick J. McDonnell

President and CEO
The McDonnell Company LLC
(Business Consulting Company)

Director Since: 2002
Committee(s): Audit and Nominating and
Corporate Governance

Robert P. O'Meara

Chairman of the Board
First Midwest Bancorp, Inc.

Director Since: 1982

Thomas J. Schwartz

President and CEO
First Midwest Bank

Director Since: 2008

Michael L. Scudder

President and CEO
First Midwest Bancorp, Inc.

Director Since: 2008



Appointment Of
Ernst & Young LLP
As Independent Auditors



Approval Of
Certain Amendments To The
Omnibus Stock and Incentive Plan



Advisory Vote Approving Executive Compensation



Results



Adjournment

 # Management Presentation

Forward Looking Statements

This presentation may contain, and during this presentation our management may make statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts but instead represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Forward-looking statements include, among other things, statements regarding our financial performance, business prospects, future growth and operating strategies, objectives and results. Actual results, performance or developments could differ materially from those expressed or implied by these forward-looking statements. Important factors that could cause actual results to differ from those in the forward-looking statements include, among others, those discussed in our Annual Report on Form 10-K and other reports filed with the Securities and Exchange Commission, copies of which will be made available upon request. With the exception of fiscal year end information previously included in our Annual Report on Form 10-K, the information contained herein is unaudited. Except as required by law, we undertake no duty to update the contents of this presentation after the date of this presentation.

Presentation Index

- ➜ First Midwest

- ➜ Economic Environment

- ➜ Impact on the Industry

- ➜ Impact On First Midwest

- ➜ Our 2009 Priorities

First Midwest:
A Premier, Independent
Commercial Bank

A Leader In Our Communities For Almost Seventy Years



In 1940, First Midwest Bank (formerly Union National Bank) received its charter from the Federal Banking System to commence business on Thursday, Oct. 31, 1940.

"We Are In The Business Of Helping Clients Achieve Financial Success Throughout Their Economic Life"

A Premier Commercial Bank

A Premier Bank	Premier Bank For Commercial	Premier Bank For Retail
→ $8.3 billion assets	→ Seven business lines	→ 225,000 retail relationships
→ $5.5 billion deposits -60% core transactional -90% plus Suburban Chicago	→ 25,000 commercial	→ 1,000 bankers
	→ 1,600 trust relationships	→ 99 offices
→ $5.4 billion loans	→ 200 relationship managers	→ 8th largest distribution network in MSA
→ $4.5 billion trust/investment aum	→ Tenured sales force and market presence	→ 13th in Chicago MSA Market Share

Source: Commercial and retail relationships obtained from Harte Hanks Marketing Customer Information System as of 3/31/09



McHenry
Lake
Lake Michigan
IOWA
Kane
DuPage
Cook
Scott
Kendall
Rock Island
LaSalle
Will
Grundy
Lake
Knox
ILLINOIS
INDIANA
Vermilion
Champaign

Nationally Ranked,

- Ranked In The Top 10% In
  - Total Loans
  - Total Deposits
  - Wealth Management Revenue
  - Agricultural Lending
  - Operating Efficiency

Source: American Banker Association 9/30/08 and 12/31/08 reports

Locally Prominent

In Illinois

- 4th Largest State Chartered Bank
- 7th Largest In Total Loans (1)
- 4th Largest Trust Assets Under Management (2)
- Largest Agricultural Bank Lender (3)

In Chicago

- 2nd Highest Client Satisfaction Rating (4)
- Finalist For Business Excellence In Workplace Flexibility - Alfred P. Sloan Award

Soruces: (1) Banking and Thrift Companies with Most Domestic C&I Loans as of 12/31/08. American Banker (2) As reported in Trust Performance Report as of 9/30/08 (3) American Bankers Association 2008 Year End Top 100 Ag Lenders, (4) TNS 4Q2008 report,



Economic Environment

2007-2009 Overview



We Have Seen The Worst Two Quarters For the US Economy In Over 50 Years

➔ Unemployment Hit 8.5%; a 25 Year High.

➔ Equity Markets Fall By Over 40%

➔ Dow Jones Hit a 13 Year Low.

➔ Home Values Down 15% Year Over Year

The Government Stepped In

- ## $13 Trillion Allocated Over 30 Programs

  - Designed To Stabilize Financial Industry And Encourage Lending
  - Also Brought Uncertainty and Confusion

Notable Programs:

- October 2008- Emergency Economic Stabilization Act
  - Created the Troubled Asset Relief Program, which created the Capital Purchase Program
  - FDIC Insurance To $250,000

- February 2009 - Financial Stability Plan
  - Created Capital Asset Program, Forced Large Bank Stress Testing
  - Created Public-Private Investment Fund and Other Lending Initiatives

Impact on The Industry

Impact on the Industry….

- **Economic Weakness Drives**
  - Higher Credit Costs
  - Lower Earnings

- **Investor Uncertainty = Severe Valuation Declines**
  - Valuations Down Over 60% LTM
  - Focus Shifted to Tangible Common

- **Capital Protection**
  - Tighter Underwriting
  - Dividend Reductions

Industry Outlook for 2009…

- Economic Challenges Remain

- Earnings Headwinds

- Credit Quality Remains Under Strain

- Significant Regulatory Influence

Impact on First Midwest

We Are Not Insulated, But We Have An Advantage

- Our Performance Reflects the Environment and The Impact On Our Markets

- We Have The Ability To Build Capital, Navigate The Cycle and Take Advantage of Market Opportunities

- At A Time When The Value Of A Community Bank Is Growing

2008 Performance

2008 Operating Performance[1]

	2008	2007	% Change
Net Income	$49.3	$80.2	-38%
Loan Provision	$70.3	$7.2	876%
PTPP Operating Income[2]	$174.8	$173.0	1%
PTPP Return on Average Assets	2.13%	2.14%	0%
Net Interest Margin	3.61%	3.58%	1%
Loans	$5,360	$4,964	8%
Average Core Deposits	$3,559	$3,570	0%

(1)   Dollars are in millions.
(2)   Pre-tax, Pre-provision Operating Income (PTPP) excludes taxes, provision for loan losses, and market related security losses from reported years. PTPP is computed on a fully tax equivalent basis.

Core Operating Performance – 2008
Well Above Peers

	First Midwest	Metro Peers[1]	Chicago Peers[2]
PTPP Return on Average Assets[3]	2.13%	1.54%	0.83%
	More than double		
Core Drivers:			
Net Interest Margin	3.61%	3.51%	2.82%
Efficiency	53%	61%	76%



Greater Ability to Organically Generate Capital

Data represents the peer median core performance for 2008 as reported by SNL Financial.

(1) The Metro Peers consist of AMFI, BOKF, CBSH, CFR, FCF, FULT, MBFI, ONB, SUSQ, UCBH, VLY, WTNY, and WTFC.
(2) The Chicago Peers consist of AMFI, MBFI, MBHI, OSBC, TAYC, and WTFC.
(3) Pre-tax, Pre-provision Operating Income (PTPP) excludes taxes, provision for loan losses, and market related security losses from reported years. PTPP is computed on a fully tax equivalent basis.

1Q09 Performance[1]

	1Q 2009	1Q 2008	% Change
Net Income	$5.7	$25.0	-77%
Loan Provision	$48.4	$9.1	432%
Securities Gains	$8.2	$5.0	64%
PTPP Return on Average Assets	1.98%	1.97%	1%
PTPP Operating Income [2]	$41.8	$39.8	5%
Net Interest Margin	3.67%	3.53%	4%
Loans	$5,387	$5,046	7%

(1)   Dollars are in millions.
(2)   Pre-tax, Pre-provision Operating Income (PTPP) excludes taxes, provision for loan losses, and market related security losses from reported years. PTPP is computed on a fully tax equivalent basis.

Cost Control

- **Lowered Staffing Levels**
  - Down 10% Since 1/1/07

- **Incentives Aligned with Performance**
  - No Executive Bonuses For 2008
  - 2008 Officer Bonus Reduced 60%

- **Rationalized Branch Distribution**

- **Continued Investment in Technology**

Credit Quality

Loan Portfolio

Corporate – 87%

- Diversified, Granular
- ~ 95% in Market
- Strong Underwriting

Consumer – 13%

- Home Equity Dominated
- No Subprime Loans
- No Credit Card
- Conservative Underwriting



Commercial Real Estate 47%

Residential Land and Development 9%

Residential Mortgage 3%

Home Equity 9%

Other Consumer 1%

Commercial 31%

$5.4 Billion

(1)   As of March 31, 2009

Credit Quality



	3/31/09	12/31/08	12/31/07
Loan Loss Reserve / Loans	2.15%	1.75%	1.25%
LLR / (NPL + 90 Days)	45%	54%	132%
(NPL + 90 Day) / (Total Lns)	4.80%	3.21%	0.95%

*Represents non accrual loans plus loans 90 days past due

Residential Land and Development

Total Portfolio	$467 million
Non Performing Loans + 90 Days	$128 million; 28%
Original Loan To Value	65-75%
Loan Loss Reserves Allocation	$33 million; 7% of total

- 9% of Total Loans, 50% of Nonperforming
- Reflects Rapid Deceleration in Suburban Market
- Performance is Dependent Upon Housing Sales and Valuations

Response To The Credit Cycle

- Expanded Remediation Resources
    - Reallocated Senior Resources
    - Increased Centralized Workout Team
    - Early Identification Teams at Line Level

- Expanded Solutions
    - Debt Modification
    - Deed in Lieu
    - Leveraging Market Knowledge

- Underwriting Reflective Of Environment

- Continued Lending, Focus on Strategic Relationships

Building Capital

Building Capital

- Necessitated By:

  - Weakening Economy and Uncertainty
  - Increasingly Adverse Credit Cycle
  - Limited Capital Market Alternatives
  - Greater Weight Placed on Tangible Common Equity By Markets and Regulators

Capital Actions

- Reduced Quarterly Dividend-December 2008
  - Retaining $16.5 Million In Annualized Capital

- Accepted TARP Investment of $193 Million – December 2008
  - Promoted as Low Cost Insurance
  - Targeted For "Healthy Institutions"
  - Encouraged As "Without Restriction"
  - Came With Promise To Repay or Raise Capital
  - And Then…Rules and Perception Changed

Capital Actions

- Reduced Quarterly Dividend – March 2009
  - Retaining $42 Million Annually
  - Least Dilutive Alternative Available
  - Leverages Core Earnings to Improve Tangible Equity
    - Provides Flexibility to Consider All Alternatives
      - Including Redemption of TARP

- Protecting Stockholder Value

Improved Capital Positions

		3/31/09		
	12/31/08	First Midwest	Metro Peers[1]	Chicago Peers[2]
Tier 1 Capital Ratio	11.60%	11.85%	10.99%	9.59%
		 24% Stronger		
Tier 1 Tangible Common Ratio	6.84%	7.08%	7.51%	5.48%
Tangible Common Equity to Tangible Assets	5.23%	5.36%	5.40%	4.61%

Absorbed Higher Provisioning and Improved Capital Metrics

Data represents the peer median capital ratios as of 3/31/09 as reported by SNL Financial.

Tier 1 Capital includes $193 million preferred investment; Tier 1 Tangible Common excludes this investment as well as $125 million trust preferred issuance.
(1) The Metro Peers consist of AMFI, BOKF, CBSH, CFR, FCF, FULT, MBFI, ONB, SUSQ, UCBH, VLY, WTNY, and WTFC.
(2) The Chicago Peers consist of AMFI, MBFI, MBHI, OSBC, TAYC, and WTFC.

Capital Management

- Uncertainty Remains High and Cycle Adverse

    - With time, level of risk becomes clearer

- Board Continuously Reviewing Capital Alternatives

- Balance Risk and Return to Normalized Dividend As Soon Circumstances Allow



2009 Priorities

2009 Plan Priorities

- ### Navigate The Reality Of An Adverse Cycle
  - Proactively Remediate Credit
  - Control Costs
  - Manage Capital

- ### Strengthen and Position Core Business
  - Strategic, Relationship Based Lending
  - Business Line Growth
  - Take Advantage Of Market Disruption

- ### Restoration Of Shareholder Value
  - Markets Will Recover As Conditions Stabilize
  - Execution Of Priorities Will Drive Performance



Remembrance



Vern Brunner

April 30, 1942-April 1, 2009



John M. O'Meara

January 11, 1946 – September 13, 2008

Thank You

- Stockholders

- Clients

- Directors

- Officers

- Staff



Thank You For Your
Investment
In First Midwest Bancorp, Inc.

Questions

